MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Sutcliffe Resources Ltd. ("Sutcliffe") 420, 625 Howe Street Vancouver, B.C. V6C 2T6

2.	Date of Material Change:

October 16, 2006

3.	News Release

A press release disclosing the details outlined in this Material Change Report was issued by Sutcliffe on October 17, 2006 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Sutcliffe is a "reporting issuer" in the normal course of its dissemination.

4.	Summary of Material Change:

On October 16, 2006, Sutcliffe agreed to financial terms for the acquisition of an initial 51% interest and , ultimately, a 100% interest in the Ozherelie and Ykanskoye mineral projects located in the Irkutsk Oblast region of Russia approximately 1,100 km north of the city of Irkutsk.

5.	Full Description of Material Change:

On October 16, 2006, Sutcliffe reported that it has agreed to financial terms for the acquisition of a 51% interest and, ultimately, a 100% interest in the Ozherelie and Ykanskoye mineral projects located in the Irkutsk Oblast region of Russia approximately 1,100 kilometres north of the City of Irkutsk and 35 kilometres from the Sukhoi Log gold deposit.

The Company will be obligated to pay US$10,000,000 by November 8, 2006 to acquire a 51% interest in M.L. Ltd. (“ML”), the private Russian Company which owns the projects, and must thereafter incur US$12,000,000 in exploration expenses on the two projects over four years. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 600,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US$8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects. After such time as the entire US$12,000,000 has been spent on exploration, a further C2 resource calculation will be prepared and the Company will be obligated to pay to the vendors of ML that amount which is equal to US$10.00 per ounce for each troy ounce of gold reserves in excess of 20 tonnes. A finder’s fee is payable in connection with the proposed acquisition.

The Company is currently in the process of completing its due diligence on the Irkutsk projects and ML. The proposed acquisition is subject to execution of a formal agreement, financing and acceptance by the TSX Venture Exchange. There can be no assurance that the Company will be successful in concluding a formal agreement to acquire the two Irkutsk properties on terms acceptable to it and there can be no assurance that the Company will be able to raise all required funds.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Sutcliffe who is knowledgeable of the material change and this report is:

Laurence Stephenson, President Telephone: (604) 608-0223 Facsimile: (604) 608-0344

9.	Date of Report: October 17, 2006

Copy to: TSX Venture Exchange